Exhibit 99.1

NWTN Receives Nasdaq Staff Delisting Determination for Non-Compliance with Listing Rule 5250(c)(1)

DUBAI, United Arab Emirates, Nov. 18, 2024 (GLOBE NEWSWIRE) -- NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN” or the “Company”), today announced that it received a determination notice from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the Securities and Exchange Commission (the “SEC”) and regain compliance with Nasdaq Listing Rule 5250(c)(1) by November 11, 2024, the Staff has determined that, unless the Company requests an appeal by November 19, 2024, Nasdaq will suspend trading of the Company’s ordinary shares and warrants at the opening of business on November 21, 2024 and will file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq (the “Determination”). The Determination does not result in the immediate suspension of trading or delisting of the Company’s securities, and the Nasdaq Listing Rules provide a procedure for the Company to appeal the Determination and seek a stay of suspension pending the appeal.

Pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, the Company may appeal the Determination to a Hearings Panel (the “Panel”), which request will stay the trading suspension for 15 days from the date of the request. When the Company requests a hearing, it may also request an extended stay of the suspension, pending the hearing. The Company’s requests for a hearing and for an extended stay must be received by November 19, 2024.

By November 19, 2024, the Company intends to request for (i) a hearing to appeal the Determination, and (ii) for an extended stay of the trading suspension until the Panel has rendered a decision on the appeal.

The Company is working diligently to file the 2023 Annual Report as soon as practicable. Although the Company will use all reasonable efforts to regain compliance with Nasdaq Listing Rule 5250(c)(1), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria. There can be no assurance that the Panel will grant the Company’s request for continued listing or stay the suspension of the Company’s securities.

ABOUT NWTN

NWTN is a pioneering green energy company dedicated to providing passenger-focused, premium electric vehicle products and green energy solutions to customers worldwide. Headquartered in Dubai, United Arab Emirates (UAE), NWTN has a full vehicle assembly facility in Abu Dhabi and a supply chain manufacturing base in Jinhua, China.

NWTN is committed to the future of mobility solutions that integrate pioneering design, personalized lifestyles, Internet of Everything (IoT), autonomous driving technology and the eco-system of green energy.

For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information. These forward-looking statements include, but are not limited to, NWTN’s expectations as to the filing of the 2023 Annual Report, compliance with the Nasdaq Listing Rules and NWTN’s ability to regain compliance.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to risks that (i) the requests for a Panel hearing and an extended stay of the suspension may not be granted, (ii) even if a Panel hearing is granted, the Panel may agree with the Determination and NWTN’s securities may be removed from listing and registration on Nasdaq, (iii) even assuming the Panel grants additional time for compliance, NWTN may be unable to file the 2023 Annual Report by the end of such additional time frame, or at all, (iv) NWTN may not be able to maintain compliance with any other applicable listing requirements, and face delisting, and (v) the other risk factors contained in NWTN’s filings with the SEC, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

Investor Relationships

Email: IR@nwtn.ae